                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                          Hollinger International Inc.

                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   435569 10 8
                                 (CUSIP Number)

                             Charles G. Cowan, Q.C.
                          Vice-President and Secretary
                                 Hollinger Inc.
                                10 Toronto Street
                                Toronto, Ontario
                                 Canada M5C 2B7
                                 (416) 363-8721

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 Schedule 13D/A


1.       NAME OF REPORTING PERSON                                                  HOLLINGER INC.
                                                                                   --------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a) [ ]
                                                                                          (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                       00
                                                                                   --------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                 [ ]
ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                              CANADA
                                                                                   --------------

                                 7.       SOLE VOTING POWER                            40,990,038
                                                                                   --------------
     NUMBER OF SHARES
    BENEFICIALLY OWNED
    BY EACH REPORTING
       PERSON WITH
                                 8.       SHARED VOTING POWER                                   0
                                                                                   --------------

                                 9.       SOLE DISPOSITIVE POWER                       40,990,038
                                                                                   --------------

                                 10.      SHARED DISPOSITIVE POWER                              0
                                                                                   --------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                  40,990,038
                                                                                   --------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                40.58%
                                                                                   --------------

14.      TYPE OF REPORTING PERSON                                                              HC
                                                                                   --------------

                                 Schedule 13D/A


                                                                                   THE RAVELSTON
1.       NAME OF REPORTING PERSON                                                  CORPORATION LIMITED
                                                                                   -------------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a) [ ]
                                                                                               (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                            00
                                                                                   -------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                      [ ]
ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                   CANADA
                                                                                   -------------------

                                 7.       SOLE VOTING POWER                                 41,020,840
                                                                                   -------------------
     NUMBER OF SHARES
    BENEFICIALLY OWNED
    BY EACH REPORTING
      PERSON WITH
                                 8.       SHARED VOTING POWER                                        0
                                                                                   -------------------

                                 9.       SOLE DISPOSITIVE POWER                            41,020,840
                                                                                   -------------------

                                 10.      SHARED DISPOSITIVE POWER                                   0
                                                                                   -------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                       41,020,840
                                                                                   -------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                     [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                     40.60%
                                                                                   -------------------

14.      TYPE OF REPORTING PERSON                                                                   HC
                                                                                   -------------------

                                 Schedule 13D/A

1.       NAME OF REPORTING PERSON                                                  CONRAD M. BLACK
                                                                                   ---------------
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) [ ]
                                                                                           (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                                                        00
                                                                                   ---------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) or 2(e)                                                                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                               CANADA
                                                                                   ---------------

                                 7.       SOLE VOTING POWER                             41,636,289
                                                                                   ---------------
     NUMBER OF SHARES
    BENEFICIALLY OWNED
     BY EACH REPORTING
       PERSON WITH
                                 8.       SHARED VOTING POWER                                    0
                                                                                   ---------------

                                 9.       SOLE DISPOSITIVE POWER                        41,636,289
                                                                                   ---------------

                                 10.      SHARED DISPOSITIVE POWER                               0
                                                                                   ---------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                   41,636,289
                                                                                   ---------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                 [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                 41.00%
                                                                                   ---------------

14.      TYPE OF REPORTING PERSON                                                               IN
                                                                                   ---------------

                       SECURITIES AND EXCHANGE COMMISSION

                                 SCHEDULE 13D/A
                               (Amendment No. 13)


          This Schedule 13D, Amendment No. 13 (the "Amendment"), amends and restates in their entirety Items 5, 6 and 7 of the Schedule 13D of the filing persons dated October 20, 1995, as amended by Amendment No. 1 thereto dated February 7, 1996, Amendment No. 2 thereto dated March 7, 1996, Amendment No. 3 thereto dated June 17, 1996, Amendment No. 4 thereto dated August 28, 1996, Amendment No. 5 thereto dated August 11, 1997, Amendment No. 6 thereto dated June 12, 1998, Amendment No. 7 thereto dated October 13, 1998, Amendment No. 8 thereto dated October 13, 1998, Amendment No. 9 thereto dated February 22, 1999, Amendment No. 10 thereto dated June 15, 1999, Amendment No. 11 thereto dated November 19, 1999 and Amendment No. 12 thereto dated March 22, 2001 (collectively, the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

     Hollinger Inc. and Ravelston

     (a) Amount Beneficially Owned: Hollinger Inc. beneficially owns 40,990,038 shares of Class A Common Stock, or 40.58% (calculated pursuant to Rule 13d-3), comprised of the following: (i) 7,324,103 shares of Class A Common Stock held directly by Hollinger Inc.; (ii) 10,708,218 shares of Class A Common Stock held by 504468 N.B. Inc. ("NBCo"), an indirect wholly owned subsidiary of Hollinger Inc.; (iii) 5,667,657 shares of Class A Common Stock held by 3055851 Nova Scotia Company ("3055851 NSB"), an indirect wholly owned subsidiary of Hollinger Inc.; (iv) 1,384,807 shares of Class A Common Stock held by 3055852 Nova Scotia Company ("3055852 NSB"), an indirect wholly owned subsidiary of Hollinger Inc.; (v) 14,990,000 shares of Class A Common Stock that may be acquired at any time by the conversion of 14,990,000 shares of Class B Common Stock, 2,000,000 of which are held by Hollinger Inc. and 12,990,000 of which are held by NBCo; and (vi) 915,253 shares of Class A Common Stock that may be acquired at any time by the conversion of 134,126 shares of Series E Preferred Stock held by NBCo (taking each share of Series E Preferred Stock at Cdn. $146.625 and assuming an exchange rate of U.S. $1.00 per Cdn$1.5348, as in effect on August 3, 2001). The number of shares of Class A Common Stock into which the Series E Preferred Stock may be converted will fluctuate from time to time based on changes in the exchange rate. The Ravelston Corporation Limited ("Ravelston") may be deemed to beneficially own 41,020,840 shares of Class A Common Stock, or 40.60% (calculated pursuant to Rule 13d-3), through its relationship with Hollinger Inc. (described in Item 4). Ravelston also holds directly rights to 30,802 shares of Class A Common Stock that may be acquired at any time by the conversion of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that are exchangeable for shares of Class A Common Stock (shares which Ravelston is already deemed to beneficially own).

     (b) Voting Power; Dispositive Power: Hollinger Inc. has the sole power to vote or to direct the vote of and to dispose of or direct the disposition of 40,990,038 shares of Class A Common Stock, or 40.58% (calculated pursuant to Rule 13d-3). Ravelston may be deemed to have the sole power to vote or to direct the vote of 41,020,840 shares of Class A Common Stock, or 40.60% (calculated pursuant to Rule 13d-3).

     (c) Transactions Since Filing Obligation Arose: Since June 2001, Hollinger Inc. has disposed of shares of Class A Common Stock on various dates in connection with the retraction of the Series II Preference Shares of Hollinger Inc. and the retraction of Retractable Common Shares of Hollinger Inc.

     During June 2001, Hollinger Inc. disposed of an aggregate of 17,667 shares of Class A Common Stock in connection with the retraction of 38,408 shares of Series II Preference Shares at an exchange of each Series II Preference Share for 0.46 shares of Class A Common Stock and 43,449 shares of Class A Common Stock in connection with the retraction of 75,000 shares of Retractable Common Shares at an exchange of each Retractable Common Share for approximately 0.58 shares of Class A Common Stock.

     During July 2001, Hollinger Inc. disposed of an aggregate of 24,673 shares of Class A Common Stock in connection with the retraction of 53,639 shares of Series II Preference Shares at an exchange of each Series II Preference Share for 0.46 shares of Class A Common Stock and 1,288,659 shares of Class A Common Stock in connection with the retraction of 2,140,435 shares of Retractable Common Shares at an exchange of each Retractable Common Share for approximately
0.59 shares of Class A Common Stock.

     (d) Right to Receive Dividends or Proceeds: Each of NBCo, 3055851 NSB and 3055852 NSB has the right to receive the dividends from or the proceeds from the sale of the securities which it holds. The shares of Class A Common Stock owned by NBCo, 3055851 NSB and 3055852 NSB constitute approximately 17.0% of the outstanding shares of Class A Common Stock, excluding shares of Class A Common Stock into which the shares of Class B Common Stock and Series E Preferred Stock held by NBCo are convertible. The shares of Class B Common Stock and Series E Preferred Stock held by NBCo represent 86.7% and 100% of the outstanding shares of Class B Common Stock and Series E Preferred Stock, respectively.

     (e) Not applicable.

     The amount and percentage of Class A Common Stock beneficially owned by Hollinger Inc. and Ravelston exclude 531,500 shares of Class A Common Stock beneficially owned by Mr. Black. Pursuant to Rule 13d-4, Hollinger Inc. and Ravelston hereby expressly disclaim beneficial ownership of such shares.

     Directors and Executive Officers of Hollinger Inc. and Ravelston (Other Than Mr. Black):

     Except as set forth below, the directors and executive officers of Hollinger and Ravelston (other than Mr. Black) do not beneficially own any shares of Class A Common Stock.

                                              Number of Shares of Class A Common
     Name                                     Stock Beneficially Owned (1)(2)(3)
     -----                                    ----------------------------------
     Peter Y. Atkinson                                                   178,733
     Ralph M. Barford                                                     59,333
     Barbara Amiel Black (4)                                              83,949
     G. Montegu Black                                                      1,483
     J. A. Boultbee                                                      174,776
     Dixon S. Chant                                                       17,800
     Daniel W. Colson (5)                                                434,186
     Charles G. Cowan                                                      7,967
     Fredrik S. Eaton                                                    100,226
     R. Donald Fullerton                                                   1,186
     Allan E. Gotlieb                                                      2,136
     Henry H. Ketcham III                                                    593
     F. David Radler (6)                                                 862,834
     Maureen J. Sabia                                                        356
     Larry O. Spencer                                                        150

(1) Includes shares subject to presently exercisable options or options exercisable within 60 days of August 10, 2001 held by all directors and executive officers of the Issuer under the Issuer's 1994 Stock Option Plan, 1997 Stock Incentive Plan and 1999 Stock Incentive Plan as follows: Mr. Atkinson 155,000 shares; Mrs. Black 82,500 shares; Mr. Boultbee 146,000 shares; Mr. Colson 252,500 shares; Mr. Cowan 5,000 shares; and Mr. Radler 521,250 shares.

(2) Includes 133,720 shares of Class A Common Stock that may be acquired on conversion of 290,697 Series II Preference Shares of Hollinger Inc. held by Mr. Colson that are exchangeable for shares of Class A Common Stock. Includes 265,751 shares of Class A Common Stock that may be acquired on conversion of 577,720 Series II Preference Shares of Hollinger Inc. held by Mr. Radler that are exchangeable for shares of Class A Common Stock. Includes 150 shares of Class A Common Stock that may be acquired on conversion of 328 Series II Preference Shares of Hollinger Inc. held by Mr. Spencer that are exchangeable for shares of Class A Common Stock.

(3) Includes shares which may be acquired on conversion of Retractable Common Shares at an exchange of each Retractable Common Share for approximately 0.59 as of July 24, 2001 subject to presently exercisable options or options exercisable within 60 days of August 10, 2001 held by all directors and executive officers of the Issuer as follows: Mr. Atkinson 40,000 Retractable Common Shares convertible into 23,733 shares; Mr. Barford 100,000 Retractable Common Shares convertible into 59,333 shares; Ms. Black 1,600 Retractable Common Shares convertible into 949 shares; Mr. G. Montegu Black 2,500 Retractable Common Shares convertible into 1,483 shares; Mr. Boultbee 48,500 Retractable Common Shares convertible into 28,776 shares; Mr. Chant 30,000 Retractable Common Shares convertible into 17,800 shares; Mr. Colson 80,000 Retractable Common Shares convertible into 47,466 shares; Mr. Cowan 5,000 Retractable Common Shares convertible into 2,967 shares; Mr. Eaton 168,920 Retractable Common Shares convertible into 100,226 shares; Mr. Fullerton 2,000 Retractable Common Shares convertible into 1,186 shares; Mr. Gotlieb 3,600 Retractable Common Shares convertible into 2,136 shares; Mr. Ketcham 1,000 Retractable Common Shares convertible into 593 shares; Mr. Radler 115,000 Retractable Common Shares convertible into 68,23 shares; and Ms. Sabia 600 Retractable Common Shares convertible into 356 shares.

(4) Includes 500 shares of Class A Common Stock which are held directly by Ms. Black. Excludes 9,600 shares of Class A Common Stock which are held by Conrad Black Capital Corporation, 600 shares of Class A Common Stock which are held by Conrad M. Black, 50 shares of Class A Common Stock which are held by Mr. Black's son, 25,084,785 shares of Class A Common Stock beneficially held by Hollinger Inc., NBCo, 3055851 NSB and 3055852 NSB, 14,990,000 shares of Class A Common Stock issuable upon conversion of 14,990,000 shares of Class B Common Stock and 925,565 shares of Class A Common Stock into which 134,126 shares of Series E Preferred Stock are convertible, all of which are beneficially held by Hollinger Inc. and NBCo and as to which Mr. Black may be deemed to have indirect beneficial ownership. Excludes 30,802 shares of Class A Common Stock that may be acquired upon conversion of 66,963 Series II Preference Shares of Hollinger Inc. held by Ravelston that are exchangeable for shares of Class A Common Stock, and 741,077 shares of Class A Common Stock that may be acquired upon conversion of 1,611,039 Series II Preference Shares of Hollinger Inc. held by Conrad M. Black that are exchangeable for shares of Class A Common Stock, as to which Mr. Black may be deemed to have beneficial ownership. Also excludes 970,000 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of August 10, 2001 and 155,478 shares of Class A Common Stock that may be acquired on conversion of 250,000 Retractable Common Shares which are obtainable upon the exercise of all outstanding options held by him, whether or not presently exercisable or exercisable within 60 days of April 10, 2001. Mrs. Black disclaims beneficial ownership of all such securities.

(5) Includes 500 shares of Class A Common Stock which are held directly by Mr. Colson.

(6) Includes 9,000 shares of Class A Common Stock held by F. D. Radler Ltd. and 500 shares of Class A Common Stock which are held directly by Mr. Radler and excludes 200 shares of Class A Common Stock by Mr. Radler's wife, 200 shares of Class A Common Stock held by one daughter, and 200 shares of Class A Common Stock held by another daughter, and as to which Mr. Radler may be deemed to have indirect beneficial ownership. Mr. Radler disclaims beneficial ownership of the Class A Common Stock held by his wife and daughters.

     Mr. Black

     (a) Amount Beneficially Owned: 41,636,289 shares of Class A Common Stock; 41.00% of class (calculated pursuant to Rule 13d-3). Comprised of the following: (i) 41,020,840 shares of Class A Common Stock beneficially owned by Hollinger Inc. or Ravelston; (ii) 9,600 shares of Class A Common Stock held by Conrad Black Capital Corporation; (iii) 600 shares of Class A Common Stock held directly by Conrad M. Black; (iv) 50 shares of Class A Common Stock held by Mr. Black's son; (v) 521,250 shares of Class A Common Stock that may be acquired by Mr. Black upon the exercise of all vested options held by him (448,750 options are outstanding but will not be exercisable within 60 days of August 10, 2001); and (vi) 83,949 beneficially owned by Mr. Black's spouse. Mr. Black disclaims beneficial ownership of the Class A Common Stock held by his wife.

          In addition, Mr. Black holds the following securities, each of which are convertible into Class A Common Stock of the Issuer currently held by Hollinger Inc. (which Mr. Black is already deemed to beneficially own): (i) 74,166 shares of Class A Common Stock that may be acquired on conversion of 125,000 Retractable Common Shares which are obtainable upon the exercise of all outstanding vested options held by him as of August 10, 2001 (an additional 125,000 Retractable Common Shares are obtainable upon the exercise of outstanding options which are not presently exercisable and will not be exercisable within 60 days of August 10, 2001); and (ii) 741,077 shares of Class A Common Stock that may be acquired at any time by the conversion of 1,611,039 Series II Preference Shares of Hollinger Inc. held directly by Conrad M. Black that are exchangeable for shares of Class A Common Stock.

     (b) Voting Power; Dispositive Power: Through his relationships with Hollinger Inc., Ravelston and Conrad Black Capital Corporation described in
     Item 4, Mr. Black may be deemed to have the sole power to vote or to direct the vote and to dispose of or direct the disposition of 41,636,289 shares of Class A Common Stock, or 41.00% (calculated pursuant to Rule 13d-3).

     (c) Transactions Since Filing Obligation Arose: Through his relationship with Hollinger Inc., Mr. Black may be deemed to have performed the transactions set forth under Item 5(c) - Hollinger Inc. and Ravelston. In addition, Mr. Black has had or will have had a total of 206,250 options, and Mr. Black's wife has had or will have had a total of 53,250, become exercisable prior to or within 60 days of August 10, 2001 that were not exercisable in March 2001.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Issuer's Restated Certificate of Incorporation, as amended, provides that holders of Class B Common Stock are entitled to ten votes per share and holders of Class A Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time dividends are paid on either.

          Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is transferable by Hollinger Inc. to a subsidiary or an affiliate. In addition, each share of Class B Common Stock is automatically convertible into a share of Class A Common Stock at the time it is sold, transferred or otherwise disposed of by Hollinger Inc. or a subsequent permitted transferee to any third party (other than a subsidiary or an affiliate of Hollinger Inc. or such subsequent permitted transferee) unless such purchaser or transferee offers to purchase all shares of Class A Common Stock from the holders thereof for an amount per share equal to the amount per share received by the holder of the Class B Common Stock (a "Permitted Transaction").

          Notwithstanding the foregoing paragraph, any holder of Class B Common Stock may pledge his or its shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to or registered in the name of the pledgee and shall remain subject to the transfer restrictions described in the foregoing paragraph. In the event that shares of Class B Common Stock are so pledged, the pledged shares shall not be converted automatically into Class A Common Stock. However, if any such pledged shares become subject to any foreclosure, realization or other similar action of the pledgee, they shall be converted automatically into shares of Class A Common Stock unless they are sold in a Permitted Transaction.

          Pursuant to the Issuer's Restated Certificate of Incorporation, as amended, the Series C Preferred Stock ranked senior in right and priority of payment to the Class A and Class B Common Stock and on a parity with the Issuer's outstanding Series B Convertible Preferred Stock, par value $.01 per share ("Series B Preferred Stock") as to dividends and upon liquidation. Holders of Series C Preferred Stock were entitled to receive cumulative dividends at a rate of 9-1/2% per annum, of the stated liquidation amount of $108.51 per share of Series C Preferred Stock, payable quarterly. The Series C Preferred Stock was mandatorily convertible into shares of Class A Common Stock on June 1, 2001, and the Issuer had the option to redeem the shares of Series C Preferred Stock, in whole or in part, at any time on or after June 1, 2000 and prior to June 1, 2001. At any time prior to June 1, 2001, unless previously redeemed, each share of Series C Preferred Stock was convertible at the option of the holder thereof into 8.503 shares of Class A Common Stock. On June 1, 2001, unless previously redeemed or converted, each share of Series C Preferred Stock would have mandatorily convert into (i) 9.8646 shares of Class A Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon. The holders of Series C Preferred Stock had the right to vote together as a single class with the holders of Class A and Class B Common Stock and Series B Preferred Stock in the election of Directors and upon each other matter coming before the stockholders of the Issuer on the basis of ten votes per share of Series C Preferred Stock, except as otherwise provided by law or the Issuer's Restated Certificate of Incorporation. In addition, (i) whenever dividends on the Series C Preferred Stock or any other series of preferred stock with like voting rights are in arrears and unpaid for six quarterly dividend periods, and in certain other circumstances, the holders of all Series C Preferred Stock (voting separately as a class) would have been entitled to vote, on the basis of ten votes for each share of Series C Preferred Stock, for the election of two directors of the Issuer, such directors to be in addition to the number of directors constituting the Board of Directors immediately prior to the accrual of such right, and (ii) the holders of Series C Preferred Stock would have had voting rights with respect to certain alterations of the Restated Certificate of Incorporation and certain other matters, voting on the same basis or separately as a class. All shares of the Series C Preferred Stock were redeemed on May 31, 2001 for an aggregate total of 7,052,465 shares of Class A Common Stock.

          The Issuer's Series E Preferred Stock is entitled to receive cumulative cash dividends, payable quarterly. The amount of each dividend per share is equal to the product of (1) (i) Cdn.$146.625 divided by (ii) the Canadian Dollar Equivalent of the Conversion Price per share of the Series E Preferred Stock on the date the dividend is payable and (2) the per share amount of regularly scheduled cash dividends on the Issuer's common stock during the period from but excluding the date on which the previous dividend on the Series E Preferred Stock was payable. The "Conversion Price" is initially U.S. $14.00 per share of Common Stock, and the "Canadian Dollar Equivalent" of the Conversion Price on any particular day is the Conversion Price expressed in Canadian currency based on the noon buying rate in New York City. The Conversion Price is subject to adjustment under certain circumstances. The Series E Preferred Stock is redeemable in whole or in part, at any time and from time to time, at a redemption price of Cdn.$146.625 per share plus accrued and unpaid dividends to the redemption date, at the option of the Issuer or, to the extent permitted by law and subject to the provisions of any loan agreements to which the Issuer is a party at the redemption date, a holder of such shares. The Series E Preferred Stock is nonvoting, except as otherwise provided by law, in the certificate of designations for the Series E Preferred Stock or the Issuer's Restated Certificate of Incorporation, as amended. The certificate of designations provides that the affirmative vote or consent of the holders of 66-2/3% of the shares of Series E Preferred Stock actually voting is required for certain amendments of the Issuer's Restated Certificate of Incorporation that would adversely affect the holders of Series E Preferred Stock.

          The holder or holders of shares of the Series E Preferred Stock may convert such shares at any time into shares of Class A Common Stock of the Issuer at the Canadian Dollar Equivalent of the Conversion Price in effect at the time of conversion. The shares of Series E Preferred Stock may not be transferred other than to subsidiaries or affiliates of Hollinger Inc. without the consent of the Board of Directors of the Issuer. Any holder of Series E Preferred Stock may pledge such shares to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness or other obligations due to the pledgee, provided that such shares shall remain subject to, and upon foreclosure, realization or other similar action by the pledgee, shall be transferred only in accordance with, the transfer restrictions set forth in the certificate of designations.

          Pursuant to the Amended and Restated First Exchange Agreement, the Issuer has agreed, at Hollinger Inc.'s request, to take commercially reasonable efforts to cause the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of Class A Common Stock and Series C Preferred Stock issued in the First Exchange, and to list such shares on the New York Stock Exchange. Pursuant to the Second Amended and Restated Second Exchange Agreement, the Issuer has agreed to use commercially reasonable efforts to cause the registration under the Securities Act of the shares of Series C Preferred Stock issued upon the Second Exchange and to list such newly issued shares of Series C Preferred Stock on the New York Stock Exchange.

          Hollinger Inc., NBCo, 3055851 NSB and 3055852 NSB have pledged all of their holdings in the Issuer to Canadian Imperial Bank of Commerce ("CIBC") as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn. $10,000,000 operating facility (the "CIBC Facility"). The terms of this pledge are attached hereto as Exhibits 20 and 28. The CIBC Facility requires compliance by Hollinger Inc. and affiliates with certain financial and other covenants and contains standard default and other provisions. In addition, Hollinger Inc., NBCo, 3055851 NSB and 3055852 NSB have pledged an aggregate of 23,699,978 shares of Class A Common Stock, 14,990,000 shares of Class B Common Stock and 134,126 shares of Series E Preferred Stock to CIBC (as arranger and administrative agent) as collateral security for the obligations of Hollinger Inc. and certain affiliated companies under a Cdn.$380,000,000 term, revolving and bridge facility (the "Syndicated Facility"). Additional shares may be subject to the pledge at any time depending on the value of the pledged shares and the exchange rate for Canadian dollars from time to time. The terms of this pledge are attached hereto as Exhibits 22 and 29. The Syndicated Facility requires compliance by Hollinger Inc. with certain financial and other covenants and contains standard default and other provisions.

          Under the terms of the Syndicated Facility, Hollinger Inc. is required to (i) ensure at all times that CIBC has a first pledge of shares of Class A Common Stock, Class B Common Stock and Series E Preferred Stock having a Market Value (as defined) at least two times greater than the amount Hollinger Inc. has borrowed under the Syndicated Facility and (ii) that at all times Hollinger Inc. and NBCo own, in the aggregate, at least 35,000,000 shares of Class A Common Stock or Class B Common Stock. Hollinger Inc. anticipates that it will have sufficient shares of Class A Common Stock available to satisfy any and all of the foregoing exchange or pledge obligations.

          Certain registration rights agreements, which are incorporated herein by reference as Exhibits 12, 13 and 14 were entered into in connection with the above-described pledges in favor of CIBC. These agreements provide for registration (either within a certain time period of execution of the registration rights agreement or upon foreclosure) under the Securities Act of the pledged shares of Class A Common Stock and the shares of Class A Common Stock into which other pledged securities are convertible.

          On May 27, 1998 the shareholders of Hollinger Inc. approved several amendments to the company's articles to simplify Hollinger Inc.'s share capital structure, as follows: (i) the terms of the common shares of Hollinger Inc. were amended to add a retraction privilege and to change their designation to retractable common shares; (ii) each retractable share of Hollinger Inc. was changed into one retractable common share of Hollinger Inc.; and (iii) the retractable common shares of Hollinger Inc. were consolidated on a 1-for-31 basis. The cumulative effect of the amendments was to consolidate the 31 shares making up an Equity Unit of Hollinger Inc. (then consisting of one common share and 30 Retractable Shares) into one retractable common share of Hollinger Inc. Hollinger Inc. has stated that the article amendments will complete an initiative to enable its shareholders to have their investment in Hollinger Inc. more directly aligned with the Class A Common Stock of the Issuer.

          The retractable common shares permit the holder to cause Hollinger Inc. to redeem such shares at any time upon demand, in exchange for a number of shares of Class A Common Stock of the Issuer held by Hollinger Inc. determined pursuant to a formula or cash, at Hollinger Inc.'s option. The "Retraction Price" for such shares is an amount determined by the Board of Directors of Hollinger Inc. (or committee thereof) on a quarterly basis within a range of not less than 90% and not more than 100% of the "Current Value" on the relevant date divided by the number of retractable common shares outstanding on such date. For these purposes, "Current Value" is defined by reference to the fair market value of all of the assets of Hollinger Inc., less amounts payable upon liquidation to holders of Hollinger Inc.'s preference shares and certain tax liabilities, all as determined by the Board of Directors of Hollinger Inc. Hollinger Inc. has stated that employing this range will allow fluctuating market conditions to be taken into account in setting the Retraction Price. At present, the Retraction Price is equal to 90% of "Current Value" on the relevant date, thus imposing a 10% discount. Upon receipt of a retraction notice, Hollinger Inc. will redeem the appropriate number of its retractable common shares by sending to the holder a stock certificate representing that number of shares of Class A Common Stock of the Issuer equal to the applicable Retraction Price divided by the "Current Class A Market Price" on the retraction date. For these purposes, the "Current Class A Market Price" will be determined primarily by reference to the per share closing price of the Issuer's Class A Common Stock on the New York Stock Exchange, with such price being converted into the Canadian dollar equivalent. If Hollinger Inc. elects to satisfy the Retraction Price in cash, it may do so for all or any part of the shares to be redeemed. Hollinger Inc. is obligated to satisfy certain conditions with respect to shares of the Issuer's Class A Common Stock delivered as a redemption of retractable common shares, including the effectiveness of a registration statement under the Securities Act with respect to such shares or the availability of an exemption from such registration, and the listing of such shares on each stock exchange on which the Class A Common Stock is listed.

          As of July 31, 2001, Hollinger Inc. had outstanding 5,798,479 Exchangeable Non-Voting Preference Shares Series II (the "Series II Preference Shares") that were exchangeable for Class A Common Stock of the Issuer at a fixed exchange rate as described below. As of July 31, 2001, Conrad M. Black directly owned 1,611,034 and Ravelston directly owned 66,963 Series II Preference Shares that were exchangeable for Class A Common Stock. The Series II Preference Shares are "mirror shares", each of which tracks a number of shares of Class A Common Stock of the Issuer equal to the Exchange Number. The Exchange Number is subject to adjustment upon the occurrence of certain events, and is currently equal to 0.46. Each Series II Preference Share entitles the holder to a dividend in an amount equal to the Canadian Dollar Equivalent of the amount of any dividend on the Exchange Number of shares of Class A Common Stock of the Issuer less any U.S. withholding tax thereon payable by Hollinger Inc. or any of its subsidiaries. A holder of Series II Preference Shares is entitled to require Hollinger Inc. to redeem such holder's Series II Preference Shares in consideration for a number of shares of Class A Common Stock for each Series II Preference Share to be redeemed equal to (i) the Exchange Number plus (ii) the quotient obtained when the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares is divided by the Canadian Dollar Equivalent of the current market price of the Exchange Number of shares of the Issuer's Class A Common Stock (a "Retraction"). On receipt of a retraction notice in respect of Series II Preference Shares, Hollinger Inc. is entitled to redeem all or part of such Series II Preferred Shares for a cash payment equal to the Canadian Dollar Equivalent of the current market price of the Exchange Number of shares of the Issuer's Class A Common Stock plus the amount of the declared and unpaid dividends on the Series II Preferred Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares. In the event of a liquidation, dissolution or winding up of Hollinger Inc., the holders of Series II Preference Shares are entitled to (i) the Canadian Dollar Equivalent of the current market price of the Issuer's Class A Common Stock (payable in shares of the Issuer's Class A Common Stock or cash, at the option of Hollinger Inc.) plus (ii) the amount of declared and unpaid dividends on the Series II Preference Shares and declared dividends on the Issuer's Class A Common Stock for which dividends have not been declared on the Series II Preference Shares.

          Pursuant to grants under the Issuer's 1994 Stock Option Plan, the 1997 Stock Incentive Plan and the 1999 Stock Incentive Plan, Mr. Black has been granted options to purchase a total of 970,000 shares of Class A Common Stock of the Issuer of which 521,250 of such shares are presently exercisable by Mr. Black or exercisable by him within 60 days.

Item 7.   Materials to Be Filed as Exhibits.

Exhibit No.                           Description
-----------                           -----------

  99.1         Joint Filing Agreement dated October 20, 1995, among Hollinger
               Inc., The Ravelston Corporation Limited and The Hon. Conrad M.
               Black, P.C., O.C. (individually and on behalf of Conrad Black
               Capital Corporation).

  99.2         Share Exchange Agreement dated as of July 19, 1995 between
               American Publishing Company and Hollinger Inc. (incorporated by reference to the definitive proxy statement of the Issuer dated
               September 28, 1995).

  99.3         UniMedia Class A Stock Purchase Agreement dated as of April 18,
               1997 among Hollinger Inc., UniMedia Holding Company and Hollinger
               International Inc.

  99.4         UniMedia Class B Stock Purchase Agreement dated as of April 18,
               1997 among Hollinger Inc., UniMedia Holding Company and Hollinger
               International Inc.

  99.5         Amended and Restated First Exchange Agreement dated as of July
               21, 1997 among Hollinger Inc., UniMedia and Hollinger
               International Inc.

  99.6         Second Amended and Restated Second Exchange Agreement dated as of
               July 21, 1997 among Hollinger Inc., UniMedia and Hollinger
               International Inc.

  99.7 Amended and Restated Term Sheet dated as of April 21, 1997 regarding loan facility and pledge of securities of the Issuer by Hollinger Inc. in favor of the Canadian Imperial Bank of Commerce.

  99.8         Securities Pledge Agreement dated May 24, 1996 by 1159670 Ontario
               Limited in favor of the Canadian Imperial Bank of Commerce.

  99.9 Promissory Note dated September 3, 1997 made by Hollinger Inc. in favor of Hollinger International Inc.

  99.10        Limited Recourse Guarantee and Securities Pledge Agreement dated
               September 3, 1997 between Hollinger International Inc. and
               UniMedia Holding Company.

  99.11        Exchange Agreement Providing for the Exchange of Nonvoting
               Special Shares among 3396754 Canada Limited, Hollinger Canadian
               Publishing Holdings Inc. and Hollinger International Inc. dated
               September 3, 1997.

  99.12        Letter agreement dated October 13, 1995 between Hollinger Inc.
               and the Canadian Imperial Bank of Commerce.

  99.13        Registration Rights Agreement dated February 29, 1996 among
               Hollinger Inc., 1159670 Ontario Limited and certain lenders.

  99.14        Letter agreement dated May 24, 1996 among Hollinger Inc.,
               Hollinger International Inc., 1159670 Ontario Limited, 3184081
               Canada Limited and the Canadian Imperial Bank of Commerce
               (omitting Schedules A and B).

  99.15        Letter agreement dated July 29, 1997, between Hollinger Inc.,
               Hollinger International Inc. and Hollinger Canadian Publishing
               Holdings Inc.

Exhibit No.                           Description
-----------                           -----------

  99.16        Letter agreement dated September 30, 1998 among Hollinger Inc.,
               Ravelston and Toronto Dominion (New York), Inc.

  99.17        Letter agreement dated September 30, 1998 among Hollinger Inc.,
               Ravelston and Scotiabanc Inc.

  99.18        Letter agreement dated September 30, 1998 among Hollinger Inc.,
               Ravelston and First Chicago Hedging Services Corporation.

  99.19        Letter agreement dated September 30, 1998 among Hollinger Inc.,
               Ravelston and NMS Services, Inc.

  99.20 Master Securities Pledge Agreement made as of August 10, 1998 by each of Hollinger Inc. and 504468 N.B. Inc. to Canadian Imperial
               Bank of Commerce.

  99.21 Master Securities Pledge Agreement made as of June 4, 1998 by each of Hollinger Inc. and 504468 N.B. Inc. to Canadian Imperial
               Bank of Commerce, as administrative agent.

  99.22 Amended and Restated Master Securities Pledge Agreement made as of June 7, 1999 by each of Hollinger Inc. and 504468 N.B. Inc. to
               Canadian Imperial Bank of Commerce, as administrative agent.

  99.23        Registration Rights Undertaking dated August 10, 1998 among
               Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc.
               and Canadian Imperial Bank of Commerce.

  99.24        Registration Rights Undertaking dated as of June 4, 1998 among
               Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc.
               and Canadian Imperial Bank of Commerce.

  99.25        Registration Rights Undertaking dated as of June 7, 1999 among
               Hollinger, Inc., Hollinger International Inc., 504468 N.B. Inc.
               and Canadian Imperial Bank of Commerce.

  99.26        Registration Rights Undertaking dated as of May 31, 2001 among
               Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc.,
               3055851 Nova Scotia Company, 3055852 Nova Scotia Company and
               Canadian Imperial Bank of Commerce.

  99.27        Registration Rights Undertaking dated as of May 31, 2001 among
               Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc.,
               3055851 Nova Scotia Company, 3055852 Nova Scotia Company and
               Canadian Imperial Bank of Commerce to Syndicated facility.

  99.28        Supplement dated as of May 31, 2001 to the Master Securities
               Pledge Agreement made as of August 10, 1998, by each of Hollinger
               Inc., 504468 N.B. Inc., 3055851 Nova Scotia Company and 3055852
               Nova Scotia Company to Canadian Imperial Bank of Commerce.

  99.29        Supplement dated as of May 31, 2001 to the Amended and Restated
               Master Securities Pledge Agreement made as of June 7, 2001 by each of Hollinger Inc., 504468 N.B. Inc., 3055851 Nova Scotia
               Company and 3055852 Nova Scotia Company to Canadian Imperial Bank of Commerce, as administrative agent.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: August 24, 2001

                                    HOLLINGER INC.

                                    By: /s/ Charles G. Cowan
                                        --------------------------------
                                             Charles G. Cowan, Q.C.
                                             Vice-President and Secretary


                                    THE RAVELSTON CORPORATION LIMITED

                                    By: /s/ Charles G. Cowan
                                        --------------------------------
                                             Charles G. Cowan, Q.C.
                                             Vice-President and Secretary


                                    By: /s/ Conrad M. Black
                                        --------------------------------
                                             The Hon. Conrad M. Black, P.C.,
                                             O.C., individually and on behalf
                                             of Conrad Black Capital Corporation

                                    Title:   Chairman of Conrad Black
                                             Capital Corporation

                                  Exhibit Index

99.1     Joint Filing Agreement dated October 20, 1995 among Hollinger Inc.,      Incorporated by reference from
         The Ravelston Corporation Limited and The Hon. Conrad M. Black, P.C.,    Exhibit 1 of Schedule 13D of
         O.C. (individually and on behalf of Conrad Black Capital Corporation).   Hollinger Inc., Ravelston and
                                                                                  Mr. Black (the "Reporting Persons")
                                                                                  dated as of October 20, 1995 with
                                                                                  respect to their deemed beneficial
                                                                                  ownership of shares of Hollinger
                                                                                  International Inc. (the "Schedule
                                                                                  13D").

99.2     Share Exchange Agreement dated as of July 19, 1995 between American      Incorporated by reference from
         Publishing Company and Hollinger Inc. (incorporated by reference to      Exhibit 2 of Schedule 13D.
         the definitive proxy statement of the Issuer dated September 28, 1995).

99.3     UniMedia Class A Stock Purchase Agreement dated as of April 18, 1997     Incorporated by reference from
         among Hollinger Inc., UniMedia Holding Company and Hollinger             Exhibit 14 of Schedule 13D/A dated
         International Inc.                                                       as of the Reporting Persons dated as
                                                                                  of August 11, 1997 ("Amendment
                                                                                  No. 5").

99.4     UniMedia Class B Stock Purchase Agreement dated as of April 18, 1997     Incorporated by reference from
         among Hollinger Inc., UniMedia Holding Company and Hollinger             Exhibit 15 of Schedule 13D/A
         International Inc.                                                       Amendment No. 5.

99.5     Amended and Restated First Exchange Agreement dated as of July 21,       Incorporated by reference from
         1997 among Hollinger Inc., UniMedia and Hollinger International Inc.     Exhibit 16 of Schedule 13D/A
                                                                                  Amendment No. 5.

99.6     Second Amended and Restated Second Exchange Agreement dated as of        Incorporated by reference from
         July 21, 1997 among Hollinger Inc., UniMedia and Hollinger               Exhibit 17 of Schedule 13D/A
         International Inc.                                                       Amendment No. 5.

99.7     Amended and Restated Term Sheet dated as of April 21, 1997 regarding     Incorporated by reference from
         loan facility and pledge of securities of the Issuer by Hollinger Inc.   Exhibit 7 of Schedule 13D/A
         in favor of the Canadian Imperial Bank of Commerce.                      Amendment No. 6.

99.8     Securities Pledge Agreement dated May 24, 1996 by 1159670 Ontario        Incorporated by reference from
         Limited in favor of the Canadian Imperial Bank of Commerce.              Exhibit 9 of Schedule 13D/A
                                                                                  Amendment No. 4.

99.9     Promissory Note dated September 3, 1997 made by Hollinger Inc. in        Incorporated by reference from
         favor of Hollinger International Inc.                                    Exhibit 9 of Schedule 13D/A
                                                                                  Amendment No. 6.

99.10    Limited Recourse Guarantee and Securities Pledge Agreement dated         Incorporated by reference from
         September 3, 1997 between Hollinger International Inc. and UniMedia      Exhibit 10 of Schedule 13D/A
         Holding Company.                                                         Amendment No. 6.

99.11    Exchange Agreement Providing for the Exchange of Nonvoting Special       Incorporated by reference from
         Shares among 3396754 Canada Limited, Hollinger Canadian Publishing       Exhibit 11 of Schedule 13D/A
         Holdings Inc. and Hollinger International Inc. dated September 3, 1997.  Amendment No. 6.

99.12    Letter agreement dated October 13, 1995 between Hollinger Inc. and the   Incorporated by reference from
         Canadian Imperial Bank of Commerce.                                      Exhibit 4 of Schedule 13D.

99.13     Registration Rights Agreement dated February 29, 1996 among  Hollinger   Incorporated by reference from
          Inc., 1159670 Ontario Limited and certain lenders.                       Exhibit 8 of Schedule 13D/A
                                                                                   Amendment No. 2.

99.14     Letter agreement dated May 24, 1996 among Hollinger Inc., Hollinger      Incorporated by reference from
          International Inc., 1159670 Ontario Limited, 3184081 Canada Limited      Exhibit 11 of Schedule 13D/A
          and the Canadian Imperial Bank of Commerce (omitting Schedules A and     Amendment No. 3.
          B).

99.15     Letter agreement dated July 29, 1997, between Hollinger Inc.,            Incorporated by reference from
          Hollinger International Inc. and Hollinger Canadian Publishing           Exhibit 11 of Schedule 13D/A
          Holdings Inc.                                                            Amendment No. 6.

99.16     Letter agreement dated September 30, 1998 among Hollinger Inc.,          Incorporated by reference from
          Ravelston and Toronto Dominion (New York), Inc.                          Exhibit 16 of Schedule 13D/A
                                                                                   Amendment No. 7.

99.17     Letter agreement dated September 30, 1998 among Hollinger Inc.,          Incorporated by reference from
          Ravelston and Scotiabanc Inc.                                            Exhibit 17 of Schedule 13D/A
                                                                                   Amendment No. 7.

99.18     Letter agreement dated September 30, 1998 among Hollinger Inc.,          Incorporated by reference from
          Ravelston and First Chicago Hedging Services Corporation.                Exhibit 18 of Schedule 13D/A
                                                                                   Amendment No. 7.

99.19     Letter agreement dated September 30, 1998 among Hollinger Inc.,          Incorporated by reference from
          Ravelston and NMS Services, Inc.                                         Exhibit 19 of Schedule 13D/A
                                                                                   Amendment No. 7.

99.20     Master Securities Pledge Agreement made as of August 10, 1998 by each    Incorporated by reference from
          of Hollinger Inc. and 504468 N.B. Inc. to Canadian Imperial Bank of      Exhibit 15 of Schedule 13D/A
          Commerce, as administrative agent.                                       Amendment No. 8.

99.21     Master Securities Pledge Agreement made as of June 4, 1998 by each of    Incorporated by reference from
          Hollinger Inc. and 504468 N.B. Inc. to Canadian Imperial Bank of         Exhibit 16 of Schedule 13D/A
          Commerce, as administrative agent.                                       Amendment No. 8.

99.22     Amended and Restated Master Securities Pledge Agreement made as of       Incorporated by reference from
          June 7, 1999 by each of Hollinger Inc. and 504468 N.B. Inc. to           Exhibit 22 of Schedule 13D/A
          Canadian Imperial Bank of Commerce, as administrative agent.             Amendment No. 11.

99.23     Registration Rights Undertaking dated August 10, 1998 among Hollinger    Incorporated by reference from
          Inc., Hollinger International Inc., 504468 N.B. Inc. and Canadian        Exhibit 17 of Schedule 13D/A
          Imperial Bank of Commerce.                                               Amendment No. 8.

99.24     Registration Rights Undertaking dated as of June 4, 1998 among           Incorporated by reference from
          Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc. and       Exhibit 18 of Schedule 13D/A
          Canadian Imperial Bank of Commerce.                                      Amendment No. 8.

99.25     Registration Rights Undertaking dated as of June 7, 1999 among           Incorporated by reference from
          Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc. and       Exhibit 25 of Schedule 13D/A
          Canadian Imperial Bank of Commerce.                                      Amendment No. 11.

99.26     Registration Rights Undertaking dated as of May 31, 2001 among           Exhibit 99.26 attached hereto.
          Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc.,
          3055851 Nova Scotia Company, 3055852 Nova Scotia Company and Canadian
          Imperial Bank of Commerce.

99.27     Registration Rights Undertaking dated as of May 31, 2001 among           Exhibit 99.27 attached hereto.
          Hollinger Inc., Hollinger International Inc., 504468 N.B. Inc.,
          3055851 Nova Scotia Company, 3055852 Nova Scotia Company and Canadian
          Imperial Bank of Commerce to Syndicated facility.

99.28     Supplement dated as of May 31, 2001 to the Master Securities Pledge      Exhibit 99.28 attached hereto.
          Agreement made as of August 10, 1998, by each of Hollinger Inc.,
          504468 N.B. Inc., 3055851 Nova Scotia Company and 3055852 Nova Scotia
          Company to Canadian Imperial Bank of Commerce.

99.29     Supplement dated as of May 31, 2001 to the Amended and Restated Master   Exhibit 99.29 attached hereto.
          Securities Pledge Agreement made as of June 7, 2001 by each of
          Hollinger Inc., 504468 N.B. Inc., 3055851 Nova Scotia Company and
          3055852 Nova Scotia Company to Canadian Imperial Bank of Commerce, as
          administrative agent.